JONES DAY

1420 PEACHTREE STREET, N.E.  •  SUITE 800  •  ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939  •  FACSIMILE: +1.404.581.8330

October 18, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F St. Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Era Anagnosti

Re:	Georgia Gulf Corporation Registration Statement on Form S-4 Filed September 5, 2012 File No. 333-183724 Preliminary Proxy Statement on Schedule 14A Filed September 5, 2012 File No. 001-09753

Dear Ms. Anagnosti:

The following sets forth the responses of Georgia Gulf Corporation (“Georgia Gulf” or the “Company”) to the comment letter, dated October 2, 2012, of the staff of the Division of Corporation Finance (the “Staff’). For your convenience, the Company has included the Staff’s comments in the body of this letter and has provided the Company’s responses thereto immediately following each comment. This letter is being filed with (i) Amendment No. 1 to the Company’s Registration Statement on Form S-4, filed September 5, 2012 (as amended, the “Amended Registration Statement”) and (ii) Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A, filed September 5, 2012 (as amended, the “Amended Preliminary Proxy Statement”). All page number references in the Company’s responses are to page numbers in the Amended Registration Statement and the Amended Preliminary Proxy Statement, as applicable. Capitalized terms used but not defined herein have the meanings assigned to them in the Amended Registration Statement and the Amended Preliminary Proxy Statement, as applicable.

General

1.	Please ensure consistency of disclosure throughout the documents filed on behalf of Georgia Gulf Corporation and Eagle Spinco Inc. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable. This will eliminate the need for us to repeat similar comments.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: The Company acknowledges the Staff’s comment. The Company has made appropriate revisions to both the Amended Registration Statement and the corresponding sections of the Amended Preliminary Proxy Statement, as described herein, and has worked jointly with Eagle Spinco Inc. (“Splitco”) to make appropriate revisions to the Eagle Spinco Inc. Registration Statement on Form S-4/S-1, filed September 5, 2012 (File No. 333-183727).

2.	The explanatory note included in your proxy statement, as well as in the registration statement on Form S-4, includes, among other things, a statement that once a final decision is made regarding the manner of distribution of the shares of Splitco common stock, your filings, including the Form S-4/S-1 filed by Splitco, will be amended to reflect such decision. Please note that we will need sufficient time to review any such amendment.

Response: The Company acknowledges the Staff’s comment and understands the timing issues.

Registration Statement on Form S-4

General

3.	Please file all exhibits with your next amendment or otherwise supply us with drafts of the legal and tax opinions.

Response: In response to the Staff’s comment, the Company has filed all exhibits in the Amended Registration Statement, including the forms of legal and tax opinions, with the exception of the ancillary documents related to the PPG exchange offer contemplated by Exhibits 99.3, 99.4, 99.5, 99.6 and 99.7 of the Amended Registration Statement.

4.	We note that certain market data disclosure starting on page 30 of your latest annual report, which is incorporated by reference into this Form S-4, is based on reports prepared by third parties such as Chemical Market Associates Incorporated, American Chemistry Council Plastics Industry Producers Statistics Group and Chemical Data Inc. If true, please confirm that all market and industry data represents information that was not commissioned by you for use in your disclosure documents. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. We may have additional comments after we review your response.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company has not funded and is not affiliated with any of the sources cited in the Company’s Annual Report for the year ended December 31, 2011, which is incorporated by reference into the Amended Registration Statement. The Company respectfully advises the Staff that it did not commission any of the studies or reports cited in the Company’s Annual Report for the year ended December 31, 2011 and none of those studies or reports were prepared in connection with the Amended Registration Statement. In addition, the Company respectfully advises the Staff that all of the sources cited in the Company’s Annual Report for the year ended December 31, 2011 are publicly available for free or on a subscription fee basis and are widely utilized by industry participants. Although the Company has cited the source for various market and industry data included in certain places in the Company’s Annual Report for the year ended December 31, 2011, such information is consistent with the good faith estimates of management with respect thereto, and the Company does not believe that any “report or opinion of an expert” is being “quoted or summarized as such” as a result of those citations. Accordingly, the Company does not believe that a consent is required under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933, as amended (the “Securities Act”).

Prospectus Cover Page

5.	In the “Explanatory Note” you state that the purpose of the registration statement is to register the issuance of Georgia Gulf shares of common stock in the merger transaction. Your prospectus cover page, however, must also include information indicative of the transaction being registered in accordance with the requirements of Item 1 of Form S-4 and Item 501 of Regulation S-K. To help shareholders better understand the different layers of a highly sophisticated Reverse Morris Trust structure, please revise your disclosure here and throughout the prospectus to properly highlight the issuance of Georgia Gulf shares in the merger as the transaction being covered by the registration statement, and de-emphasize disclosures related to the PPG – Splitco exchange offer covered by the Splitco Form S-4/S1 registration statement. Please reflect these changes also in sections of the filing such as “Where You Can Find More Information” on page 193 to properly identify the prospectuses forming a part of this registration statement. In addition, please revise your registration statement to include disclosure pursuant to the following items of Form S-4, or otherwise explain to us why this disclosure would not be required: Items 3(h); 4(b); 18(a)(1), (2), (4), and (6).

Response: As we indicated in a telephone conversation with Ms. Era Anagnosti, of the Staff, on October 4, 2012, Georgia Gulf believes that the most appropriate form of prospectus to be delivered to the shareholders of PPG in connection with the proposed distribution of the PPG Chlor-alkali and Derivatives Business to PPG’s shareholders and the related combination of the PPG Chlor-alkali and Derivatives Business with Georgia Gulf in the Merger is a single prospectus relating to the offering of both (i) the shares of Splitco common

JONES DAY

Securities and Exchange Commission

October 18, 2012

stock that PPG will offer to PPG’s shareholders in connection with the proposed split-off exchange offer (in which the PPG shareholders will be offered the right to exchange shares of common stock of PPG for shares of Splitco common stock), and (ii) the shares of Georgia Gulf common stock into which such shares of Splitco common stock will, automatically and through no further action on the part of PPG shareholders, be converted in the Merger, which conversion will occur prior to the time that any shares of Splitco common stock would ever be physically distributed to PPG shareholders.

As we discussed with Ms. Anagnosti, in preparing the single prospectus relating to the two steps of the proposed business combination (the “Joint Prospectus”), which is included in both the Registration Statement on Form S-4/S-1 of Splitco (the “Form S4/S1”), and the related Amended Registration Statement filed on Form S-4, Georgia Gulf, Jones Day, PPG and Wachtell Lipton Rosen & Katz reviewed the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), including the prospectus and registration statement form requirements, and concluded that, consistent with such rules and regulations and the policy objectives of the SEC, as well as the prior “Reverse Morris Trust” transactions in which similar distributions were effected through a split-off, the filing of the Joint Prospectus as part of both the Form S4/S1, which registers the Splitco common stock being offered to the PPG shareholders, and the Amended Registration Statement, which registers the Georgia Gulf common stock being issued pursuant to the Merger, is appropriate and is in compliance with the rules, regulations and form requirements of the SEC, and best serves the interests of the PPG shareholders as recipients of Georgia Gulf common stock in the combination. At Ms. Anagnosti’s request, we therefore have set forth below the analyses supporting Georgia Gulf’s conclusion that the structure and content of the Joint Prospectus is appropriate under the applicable requirements of the SEC.

Description of the Transactions

As described in the Joint Prospectus, in connection with the proposed combination of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business, Georgia Gulf, Merger Sub, Splitco and PPG entered into the Merger Agreement, and PPG and Splitco entered into the Separation Agreement, each dated July 18, 2012, pursuant to which PPG will distribute the PPG Chlor-alkali and Derivatives Business to PPG’s shareholders and then combine the PPG Chlor-alkali and Derivatives Business with Georgia Gulf in the Merger. As contemplated by the Merger Agreement and the Separation Agreement, and specifically in order to satisfy a condition precedent to the Merger, prior to completion of the Merger PPG may effect the distribution of new shares of Splitco common stock to PPG shareholders in an exchange offer for outstanding shares of PPG common stock and, if necessary, in a related follow-up pro-rata spin-off distribution of remaining Splitco shares to PPG shareholders. For convenience, the exchange offer and the related “clean-up” spin-off are referred to herein as the “exchange transaction”.1

[1]	PPG can elect to effect the distribution in either a spin-off or in the exchange transaction. PPG and Georgia Gulf have filed the Form S4/S1 and the Amended Registration Statement under the assumption that the distribution will be effected pursuant to the exchange transaction. In the event that the distribution is effected through a spin-off, the Form S4/S1, the Amended Registration Statement and the Amended Preliminary Proxy Statement will be amended to reflect that decision, if necessary.

JONES DAY

Securities and Exchange Commission

October 18, 2012

A condition to the completion of the exchange transaction is that the various transaction steps contemplated by the Merger Agreement must have occurred. Accordingly, the exchange transaction will be completed only if the Merger will occur immediately thereafter, and the Merger will occur only if the exchange transaction is consummated immediately prior thereto. The Merger has been approved by PPG, as the current sole shareholder of Splitco, and therefore no approval or action of the PPG shareholders is required to approve or effectuate the Merger.

In the exchange transaction, PPG shareholders will become entitled to receive shares of common stock of Splitco, but prior to effecting the physical distribution of any shares of Splitco, those shares will automatically be converted in the Merger into shares of common stock of Georgia Gulf. At the completion of the Merger, which will occur immediately following the effective time of the distribution, Merger Sub will be merged with and into Splitco, with Splitco continuing as the surviving corporation of the Merger as a wholly-owned subsidiary of Georgia Gulf.

Upon completion of the exchange transaction, PPG will deliver to the designated exchange agent a global certificate representing all of the shares of Splitco common stock being exchanged or distributed in the exchange transaction, with instructions to hold the shares of Splitco common stock for the account of the PPG shareholders that are entitled thereto. At the completion of the Merger, and through no further action on the part of shareholders of Splitco or of PPG, each share of Splitco common stock deemed to be outstanding upon completion of the exchange transaction will be automatically canceled, and will cease to exist, and the holders entitled to receive shares of Splitco common stock will instead receive the number of shares of Georgia Gulf common stock issuable pursuant to the Merger and as specified in the Joint Prospectus. Holders of PPG common stock entitled to receive shares of Splitco common stock in the exchange transaction will never receive physical delivery of shares of Splitco common stock and no trading market for shares of Splitco common stock will develop. In essence, the shares of Splitco common stock will be outstanding only during the transitory moment between the completion of the exchange transaction and the effective time of the Merger, which will occur immediately after the exchange transaction is completed.

Prior to the completion of the Merger, Georgia Gulf will deposit with its transfer agent, for the benefit of PPG shareholders who were entitled to receive shares of Splitco common stock in the distribution, certificates or book-entry authorizations representing shares of Georgia Gulf common stock issuable upon conversion of outstanding shares of Splitco common stock. Following the effective time of the Merger, the shares of Georgia Gulf common stock will be delivered to the PPG shareholders who were entitled to receive shares of Splitco common stock in the exchange transaction.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Discussion of Proposed Registration Forms and Prospectus

The shares of Splitco common stock to be issued in the exchange transaction will be issued pursuant to a new offer of securities of an issuer that is not yet subject to the reporting requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Therefore, the shares of Splitco common stock are being registered on the Form S4/S1, which is a combined Form S-4 registration statement (registering the shares to be offered in the exchange offer) and Form S-1 registration statement (registering any shares issuable in a clean-up spin-off). The shares of Georgia Gulf common stock being issued in the Merger in exchange for the shares of Splitco common stock issuable in the exchange transaction are being registered on the separate Form S-4 of Georgia Gulf.

In the proposed exchange transaction, each shareholder of PPG will be given the opportunity to make an investment decision as to whether he or she desires to accept the offer to exchange and to surrender shares of PPG common stock for shares of Splitco common stock, which will, as part of the overall transaction, be automatically converted into shares of Georgia Gulf common stock in the Merger. While PPG shareholders will not take any action with respect to approval of the Merger, the information about Georgia Gulf and the Georgia Gulf common stock are an integral, and inextricably linked, part of the single investment decision that PPG shareholders make in the exchange transaction. Consequently, a prospectus that relates solely to the exchange transaction but omits information with respect to the Georgia Gulf common stock that PPG shareholders will in fact receive, would seem to be misleading and incomplete. PPG shareholders will never physically receive any shares of Splitco common stock, and there will never be an active trading market in shares of Splitco common stock. A prospectus relating only to the shares of Splitco common stock issuable in the exchange transaction would seem incorrectly to imply otherwise.

Furthermore, a prospectus relating to the shares of Georgia Gulf common stock that will be issued in the Merger, which is separate and not a part of the exchange transaction prospectus, would seem to be similarly misleading and incomplete. PPG shareholders who participate in the exchange transaction will ultimately receive shares of Georgia Gulf common stock, and it is information related to that stock, and the combined company, which may be most material to the investment decision they will make in the exchange transaction. The parties, therefore, believe that the delivery of the single Joint Prospectus, which includes all information about both the Splitco shares offered in the exchange transaction and the Georgia Gulf shares into which those shares of Splitco common stock will be converted in the Merger, provides for the most complete and efficient disclosure document for PPG shareholders.

Upon commencement of the exchange offer, the Joint Prospectus would be delivered to all PPG shareholders, who are the only persons making an investment decision in connection with the exchange transaction and related Merger (it being understood that Georgia Gulf’s

JONES DAY

Securities and Exchange Commission

October 18, 2012

stockholders are making a voting decision based on the disclosure to be contained in the separate definitive proxy statement). The parties believe that, for purposes of making that investment decision, the exchange transaction and the Merger are appropriately viewed as an integrated transaction. There will be no split-off of the PPG Chlor-alkali and Derivatives Business without the Merger being completed, and there will be no Merger without the exchange transaction being completed. In effect, PPG shareholders will determine, following an evaluation of the contents of the Joint Prospectus, whether to exchange their shares of PPG common stock for newly issued shares of Georgia Gulf common stock representing equity in the combination of Georgia Gulf and Splitco.

Analysis of the Proposed Use of the Joint Prospectus

In the following paragraphs, we have set forth specific reasons that the parties believe that a single Joint Prospectus, which is part of both the Form S4/S1 and the Amended Registration Statement, is the appropriate approach under the Securities Act for the exchange transaction and the Merger.

1.	Requiring Splitco and Georgia Gulf to prepare separate prospectuses would create confusion and be burdensome to PPG shareholders.

The Staff has suggested that Georgia Gulf revise the Joint Prospectus that is included in the Amended Registration Statement to highlight the issuance of shares of Georgia Gulf common stock in the Merger, and to de-emphasize disclosure related to the exchange transaction. Georgia Gulf respectfully submits that the suggested revisions would in fact cause a significant amount of confusion among the PPG shareholders.

A separate Splitco prospectus issued pursuant to its Form S4/S1 would presumably focus on the exchange of outstanding shares of PPG common stock for new shares of Splitco common stock. The parties believe that such a prospectus might create an incorrect implication that PPG shareholders might be entitled to retain shares of Splitco common stock following the exchange transaction, or that a trading market may exist or develop with respect to the Splitco common stock. In reality, the shares of Splitco common stock will never be physically issued to the PPG shareholders and will exist only in book-entry form and only for the transitory moment between completion of the exchange transaction and the effective time of the Merger. PPG shareholders who are entitled to receive shares of Splitco common stock in the exchange transaction will never have any real investment interest in Splitco as a stand-alone entity because those shareholders would not own those Splitco shares long enough to vote or dispose of such shares prior to those shares being converted into Georgia Gulf shares in the Merger.

Similarly, a separate Georgia Gulf prospectus issued pursuant to the Amended Registration Statement would presumably focus on the exchange of newly outstanding shares of

JONES DAY

Securities and Exchange Commission

October 18, 2012

Splitco common stock for shares of Georgia Gulf common stock in the Merger. As discussed above, because the shares of Splitco common stock will automatically convert, through no further action on the part of shareholders of PPG or Splitco, into the right to receive shares of Georgia Gulf common stock upon completion of the Merger, PPG shareholders will already have made their decision whether to exchange their PPG shares for Georgia Gulf shares at the time they make their investment decision in the exchange transaction. A separate Georgia Gulf prospectus would not be meaningful to PPG shareholders, and the parties believe that delivery to PPG shareholders of a separate and distinct prospectus relating to Georgia Gulf stock would be confusing, misleading and could imply that PPG shareholders could be entitled to some equity interest in Splitco as a stand-alone company.

Delivery of two separate prospectuses, containing much of the same information, would also create an additional burden on PPG shareholders. Each prospectus would likely contain approximately 250 pages of disclosure. While much of the disclosure would be consistent between the two prospectuses, readers would still be required to read both documents to ascertain the differences.

Accordingly, the parties believe that delivering two slightly different and voluminous prospectuses to PPG shareholders in connection with a single investment decision would not help PPG shareholders better understand the different layers of the highly sophisticated Reverse Morris Trust structure, but would in fact be misleading, create confusion and impose an additional burden upon PPG shareholders.

2.	Requiring Splitco and Georgia Gulf to prepare separate prospectuses as suggested by the Staff would require both companies to incur unnecessary additional costs, and may delay the transaction.

Requiring two separate prospectuses would also require both PPG and Georgia Gulf to incur substantial additional time and expense that the parties believe are unnecessary in these circumstances. A Joint Prospectus, however, permits Splitco and Georgia Gulf to deliver to PPG shareholders a single prospectus relating to the exchange transaction and the issuance of shares of Georgia Gulf common stock in the Merger, which are multiple steps in an integrated transaction, rather than separate, independent transactions. The parties believe that delivering a single prospectus that relates to both components in the transaction best satisfies the applicable prospectus delivery obligations under Section 5 of the Securities Act. The view suggested by the Staff would require the mailing of two separate prospectuses to holders of PPG common stock, which would require both PPG and Georgia Gulf to expend additional time and resources to prepare a second, though substantively similar, prospectus and to incur additional costs associated with preparing, printing and mailing the second prospectus, with no additional benefit.

JONES DAY

Securities and Exchange Commission

October 18, 2012

3.	The Staff permits use of a single disclosure document in analogous transactions.

We respectfully note that the Staff has long and consistently permitted parties seeking shareholder approval from both the acquiring and acquired party in a merger to utilize a single proxy statement. If securities are to be offered as merger consideration, the joint proxy statement is often combined with a prospectus issued under the acquiror’s Form S-4 registration statement. In fact, General Instruction E to Form S-4 specifically provides that in a transaction in which the securities being registered are to be issued in a transaction where the other party to the transaction is soliciting proxies or seeking consents, then “the prospectus may be in the form of a proxy or information statement and may contain the information required by this Form [S-4] … [and] copies of the … proxy or information statement, form of proxy or other material filed as a part of the registration statement shall be deemed filed pursuant to such person’s obligations under such [proxy or consent solicitation] Regulations.”

Further, in the joint proxy statement/prospectus context, the single, integrated disclosure document is delivered to two sets of shareholders who are each asked to make separate investment or voting decisions. In this case, only PPG shareholders are being asked to make an investment decision with respect to the exchange of their shares of PPG common stock for new shares of Georgia Gulf common stock representing an interest in the combined companies. The parties believe that the rationale supporting the Staff’s view regarding use of a single joint proxy statement/prospectus in other contexts should similarly be applied in the circumstances here.

The bases on which the SEC permits the use of joint proxy statements/information statements/prospectuses in merger transactions, and the policies the SEC supports, would seem to similarly support the use of a joint prospectus, filed under cover of both a Form S-4/S-1 and a Form S-4 of the respective company, in “Reverse Morris Trust” transactions that are effected through a split-off. To conclude otherwise would be inconsistent with past practice and with long standing efforts by the SEC to provide shareholders with clear and complete disclosure in complex business combination transactions. The parties believe that use of a single prospectus in connection with the exchange transaction and issuance of shares of Georgia Gulf common stock in the Merger is consistent with the Staff’s view with respect to the use of joint proxy statements/prospectuses.

4.	In prior Reverse Morris Trust transactions, the Staff has not objected to the use of a single prospectus.

Of the fourteen Reverse Morris Trust transactions of which we are aware that have been undertaken since 2001, four of such transactions have been structured to be effected through a split-off exchange offer rather than a spin-off, and each has utilized a single Joint Prospectus that

JONES DAY

Securities and Exchange Commission

October 18, 2012

was included both in a Form S4/S1 registration statement and in a Form S-4 registration statement.2 We respectfully submit that the analysis and conclusions that were undertaken and reached by the companies involved in those precedent transactions were appropriate and should support the structure, content and use of the Joint Prospectus and the related registration statements in this transaction.

Based on the foregoing analysis and precedent, Georgia Gulf respectfully submits that the use of a single Joint Prospectus, filed under both the Form S4/S1 and the Amended Registration Statement, rather than two, separate prospectuses, is appropriate under applicable securities laws, rules and regulations, is consistent with public policy as well as numerous precedent transactions, and best serves the interests of PPG’s shareholders as recipients of Georgia Gulf common stock in the combination.

In response to the last sentence of the Staff’s comment, the Company has included disclosure on page 135 of the Amended Registration Statement to address the disclosure identified in Item 3(h) of Form S-4. The Company acknowledges the Staff’s comment with respect to Items 4(b) and 18 of Schedule 14A, but respectfully advises the Staff that the disclosure required by Item 4(b) is to be provided only to the extent applicable. The prospectus forming a part of the Amended Registration Statement will only be distributed to PPG’s shareholders and, accordingly, this form requirement is not applicable to the Amended Registration Statement. The Company also respectfully notes that Item 18 is only applicable to the extent that proxies are being solicited. As such, the requirement of Item 18 is not applicable to the prospectus forming a part of the Amended Registration Statement because that prospectus is only being delivered to PPG shareholders, and Georgia Gulf is not soliciting proxies from those shareholders.

Questions and Answers About This Exchange Offer and the Transactions, page 4

6.	Please consider adding a separate Q&A section to briefly address the material differences between the rights of shareholders of a Delaware company and the rights of shareholders of a Pennsylvania corporation.

Response: In response to the Staff’s comment, the Company has added a separate Q&A section on pages 11 and 12 of the Amended Registration Statement to briefly address the material differences between the rights of stockholders of a Delaware corporation and the rights of shareholders of a Pennsylvania corporation.

[2]	See Diamond Foods, Inc. (Initial Form S-4 and S-4/S-1 filed June 20, 2011); The J.M. Smucker Company (Initial Form S-4 and Form S-4/S-1 filed July 22, 2008); Ralcorp Holdings, Inc. (Initial Form S-4 and Form S-4/S-1 filed April 11, 2008); Domtar Corporation (Initial Form S-4 and Form S-4/S-1 filed February 2, 2007).

JONES DAY

Securities and Exchange Commission

October 18, 2012

Summary Historical Consolidated Financial Data of Georgia Gulf, page 31

7.	In order to enhance comparability to the Chlor-Alkali and Derivatives Business data and to the proforma information, please revise to present the financial data in millions.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Registration Statement to present the Company’s financial data in millions.

Reconciliation of Adjusted EBITDA to net income (loss), page 34

8.	Please reconcile your acquisition adjustment for depreciation to your pro forma adjustments found elsewhere in this filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure relating to the reconciliation of adjusted EBITDA to net income (loss) on page 36 of the Amended Registration Statement to provide a reconciliation of the adjustment for depreciation in the Company’s reconciliation of adjusted EBITDA.

Risk Factors, page 37

If the Distribution, including the debt Exchange, does not qualify as a tax free transaction…, page 40

9.	Please refer to the disclosure in the last paragraph of this risk factor. The disclosure suggests that PPG may be “generally entitled to indemnification by Splitco” even in the absence of a disqualifying event. To help shareholders better understand the scope of Splitco’s indemnification obligations, please expand your disclosure here to provide additional context to circumstances giving rise to these liabilities.

Response: In response to the Staff’s comment, the Company has revised the disclosure in this risk factor on pages 41 and 42 of the Amended Registration Statement to clarify the meaning of a “disqualifying action” by Splitco or Georgia Gulf under the Tax Matters Agreement and to provide additional context to circumstances giving rise to Splitco’s indemnification obligations to PPG.

Table of Contractual Obligations, page 97

10.	Please revise your disclosures to include a footnote to your table of contractual obligations which summarizes the new indebtedness to be entered into in connection with this transaction.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 100 to the Amended Registration Statement to provide for the requested footnote.

Unaudited Pro Forma Condensed Combined Financial Statements of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business, page 105

Note 2. Acquisition Adjustments, page 110

11.	While we understand that this is a preliminary allocation, please revise to include a more specific and comprehensive discussion of the underlying reasons that led to the amount of goodwill expected to be recognized.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Note 2, “Acquisition Adjustments,” to the Unaudited Pro Forma Condensed Combined Financial Statements on page 114 of the Amended Registration Statement to provide a more specific and comprehensive discussion of the underlying reasons that led to the amount of goodwill to be recognized.

12.	We note your disclosure related to intangible assets that the use of different methodologies or assumptions could result in materially different values. Please clarify whether you anticipate utilizing different methodologies or assumptions and further explain whether any additional steps need to be taken in determining the value of the intangibles acquired in this merger.

Response: The Company respectfully advises the Staff that the sentence “The use of different methodologies or assumptions could result in materially different values” in Note 2, Acquisition Adjustments, Adjustment (I) to the Unaudited Pro Forma Condensed Combined Financial Statements, was intended to disclose that the allocation of the purchase price to the fair values of the intangible assets is preliminary due to the limited amount of information the Company has obtained from the PPG Chlor-alkali and Derivatives Business. While the Company currently does not anticipate utilizing different methodologies or assumptions, it may consider the use of different methodologies or assumptions once it obtains the necessary information to complete the purchase price allocation, which it does not expect to obtain until after the consummation of the Transactions. Since the Company has disclosed the preliminary nature of the purchase price allocation elsewhere in the Unaudited Pro Forma Condensed Combined Financial Statements, the Company has revised the disclosure on page 115 of the Amended Registration Statement to remove the above referenced sentence.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Note 3. Financing Adjustments, page 114

13.	Please revise to disclose and discuss how you determined your assumed interest rates. If the rates you are using in your pro forma adjustment represent committed rates, please state as such.

Response: The Company respectfully advises the Staff that the assumed interest rates are not committed rates. In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Amended Registration Statement to clarify that interest rates are based on estimated current rates based on the Company’s credit rating and expected timing of accessing the capital markets.

Note 4 – Items Not Included, page 115

14.	We note that you have not included pro forma adjustments for certain material items which you believe are nonrecurring. It is unclear why you believe these matters should not be reflected in your pro forma, as they appear to recur beyond the transaction date. Please note, the duration of the recurrence is not determinative for SEC pro forma purposes. The effect need only recur beyond the transaction date to have a continuing impact. As such, it appears that you should give pro forma effect to these matters assuming the transactions occurred on January 1, 2011.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 116 of the Amended Registration Statement to include as a pro forma acquisition adjustment the estimated $5.3 million increase in cost of sales related to the estimated fair market value step-up adjustment of the PPG Chlor-alkali and Derivatives Business’s inventory to the pro forma results for the year ended December 31, 2011 since such effect recurs beyond the closing date of the Transactions.

The Company notes the following described in Financial Reporting Manual – Division of Corporation Finance, Topic 3, Topic 3 Pro Forma Financial Regulation S-X Article 11, Section 3280 Effects of New Contractual Arrangements:

“Effects of new major distribution, cost sharing, or management agreements, and compensation or benefit plans may be reflected only if amounts are factually supportable, directly attributable to the transaction, and expected to have a continuing impact on the statement of operations.”

The Company noted in Note 4, “Items Not Included,” to the Unaudited Pro Forma Condensed Combined Financial Statements that “Certain costs associated with Transition Services Agreement, the Shared Facilities, Services and Supply Agreement and other Additional

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Securities and Exchange Commission

October 18, 2012

Agreements, professional fees, consultants, information technology implementation, relocation and severance…may be incurred in connection with the integration of the Company and the PPG Chlor-alkali and Derivatives Business.” The Company believes the effects of these agreements are directly attributable to the Transactions and will have a continuing impact on the statement of income. However, since these various agreements are currently subject to negotiations, and the Company is unable to estimate their impact, their effects are not factually supportable. If such agreements are finalized and their effects on the statement of income are material and factually supportable prior to the effectiveness of the filing, the Company will further revise the Registration Statement to include a pro forma acquisition adjustment in the Unaudited Pro Forma Condensed Combined Financial Statements.

Post-Closing Georgia Gulf Board of Directors and Officers, page 137

15.	Please update your disclosure in the second paragraph to reflect changes in the management team. In this regard we note the Rule 425 communication filed by the company on September 20, 2012 announcing the hiring from PPG of the Vice President of Supply Chain.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that with respect to the recent announcement that upon completion of the Merger, PPG’s Vice President of Chlor-Alkali Marketing, Services, and Cal Hypo and Global Supply Chain will be appointed as the Company’s Vice President of Supply Chain, such person will not be classified as an executive officer of the Company. In addition, the Company respectfully advises the Staff that the Company does not currently expect any other changes in the Company’s management team that would require a revision to the current disclosure, which provides that the executive officers of the Company immediately prior to the consummation of the Merger are expected to be the executive officers of the Company immediately after the Merger.

Debt Financing, page 168

16.	Please tell us what consideration you have given to filing the commitment letters as exhibits to the registration statement.

Response: Although the Company does not necessarily consider the debt commitment letters to be material agreements, in response to the Staff’s comment, copies of the commitment letters relating to the financings described in the “Debt Financing” section of the Amended Registration Statement have nevertheless been filed as Exhibits 99.9 and 99.10 to the Amended Registration Statement.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Chlorine Sales Agreement Amendment, page 178

17.	Please tell us whether you intend to file the amended agreement as an exhibit to the registration statement.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that it does not view the Chlorine Sales Agreement Amendment referenced on pages 184 and 185 of the Amended Registration Statement to be a material agreement that is required to be filed pursuant to Item 601(b)(10) of Regulation S-K because of its terms, size, scope and duration, as well as the nature of the chlorine supply market. The Company also respectfully advises the Staff that the Company has not previously filed the original chlorine sales agreement or any of the Company’s other chlorine supply agreements on the basis that the Company does not consider any such agreements to constitute material agreements required to be filed. The Chlorine Sales Agreement Amendment has been summarized in the Amended Registration Statement and Amended Preliminary Proxy Statement solely to provide the Company’s and PPG’s shareholders with more detailed information regarding an agreement that was a part of the discussions related to the Transactions. The Company believes the current disclosure adequately provides all information regarding the Chlorine Sales Agreement Amendment that is material to the Company, PPG and their respective shareholders, and that filing the actual document is not required under Item 601(b)(10) of Regulation S-K and would not provide any additional material information to shareholders beyond the discussion in the Amended Registration Statement and Amended Preliminary Proxy Statement.

Description of Georgia Gulf Capital Stock, page 180

18.	We note the statement in the second introductory paragraph that the description of Georgia Gulf’s capital stock is “qualified in its entirety by reference to…the applicable provisions of Delaware law.” Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 186 of the Amended Registration Statement to delete this reference.

Legal Matters, page 192

19.	Please revise your disclosure to clarify that the only opinion of counsel being rendered in connection with this registration statement is the opinion of Jones Day, filed as Exhibit 5.1.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: As discussed in more detail in the Company’s response to comment 5, the Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the Company and Splitco should not be required to prepare separate prospectuses with different disclosure. Accordingly, the Company respectfully submits that section entitled “Legal Matters” properly identifies the experts rendering the various opinions to each of the Company, Splitco and PPG.

Exhibit 2.1 Agreement and Plan of Merger

20.	Please provide us supplementally with a list that briefly identifies and summarizes the contents of each of the Disclosure Letters (as the term is defined in the merger agreement). Please note that in accordance with Item 601(b)(2) of Regulation S-K, the merger agreement incorporated by reference in the registration statement, must contain a list briefly identifying the contents of all omitted schedules. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, a list that briefly identifies and summarizes the contents of each of the Disclosure Letters is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act, and Rule 12b-4 under the Exchange Act. In accordance with Rule 418 and Rule 12b-4, the Company is requesting that these materials be returned promptly following completion of the Staff’s review thereof. The Company has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83. In addition, in response to the Staff’s comment, the Company is filing, as Exhibit 2.1 to the Amended Registration Statement, a copy of the Merger Agreement that identifies the contents of the omitted schedules to the Merger Agreement.

Undertakings

21.	Please revise your disclosure to include undertakings set forth in Item 512(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the section “Part II. Information Not Required in the Prospectus—Item 22. Undertakings” of the Amended Registration Statement to include the undertaking set forth in Item 512(a)(6) of Regulation S-K.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Preliminary Proxy Statement on Schedule PREM14A

General

22.	Please provide us with copies of all materials prepared by each of the company’s financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

Response: The Company has been advised by Barclay’s Capital Inc. (“Barclays”) that the final presentation materials prepared by Barclays and shared with the Company’s board of directors in connection with the delivery of Barclays’ opinion, dated July 18, 2012, to the Company’s board of directors summarized under the caption “Opinions of Georgia Gulf’s Financial Advisors—Barclays Capital Inc.” is being provided to the Staff under separate cover by Shearman & Sterling LLP, counsel for Barclays, on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act. The Company has been advised by Barclays that, in accordance with such Rules, such counsel for Barclays has requested that these materials be returned promptly following completion of the Staff’s review thereof, and that by separate letter, counsel for Barclays also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

The Company has also been advised by Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”) that the final presentation materials prepared by Houlihan Lokey and shared with the Company’s board of directors in connection with the delivery of Houlihan Lokey’s opinion, dated July 18, 2012, to the Company’s board of directors summarized under the caption “Opinions of Georgia Gulf’s Financial Advisors—Houlihan Lokey Financial Advisors, Inc.” is being provided to the Staff under separate cover by White & Case LLP, counsel for Houlihan Lokey, on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act. The Company has been advised by Houlihan Lokey that, in accordance with such Rules, counsel for Houlihan Lokey has requested that these materials be returned promptly following completion of the Staff’s review thereof, and that by separate letter, counsel for Houlihan Lokey also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Letter to the Stockholders

23.	Please provide disclosure similar to that provided in the Form S-4 registration statement that explains that the PPG shareholders will be receiving Splitco common stock at a discount to the per-share value of Georgia Gulf Common Stock.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: In response to the Staff’s comment, the Company has revised the disclosure in the letter to the stockholders and throughout the Amended Preliminary Proxy Statement to clarify that PPG shareholders will be receiving Splitco common stock at a discount to the per-share value of Company common stock.

24.	Please revise the fourth paragraph of your disclosure to specifically identify the exchange ratio. Based on your Form S-4 disclosure, it appears that the 35.2 million shares of Georgia Gulf’s common stock represent the maximum number of shares to be issued in the merger. Please revise your disclosure accordingly and address this comment in other parts of the filing where similar disclosure appears.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the fourth paragraph of the letter to the stockholders to specifically identify the exchange ratio and, as discussed further in the Company’s response to comments 26 and 66, has revised the disclosure throughout the Amended Preliminary Proxy Statement regarding the maximum number of shares issuable in the Merger.

Q: What is Georgia Gulf proposing?, page 5

25.	Please revise your disclosure to include the total value of the merger consideration. In this regard, we note the pro-forma disclosures at the top of page 82 of the proxy. Please include similar disclosure in the summary of Transactions on page 14.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 54 and 93 of the Amended Preliminary Proxy Statement to include the total estimated value of the Merger consideration as of a recent practicable date.

Q: What are the principal adverse consequences of the Transactions to Georgia Gulf stockholders? Page 7

26.	We note your disclosure here and throughout the filing that following consummation of the Transactions “at least 50.5%” of Company common stock is expected to the held by pre-merger PPG stockholders, and “no more than 49.5%” is expected to be held by pre-merger Georgia Gulf stockholders. With a view towards disclosure, please explain to us whether there are any limits to PPG’s stockholders’ level of ownership following the consummation of the Transactions and revise the relevant sections of the filing to highlight the maximum level of dilution that the Georgia Gulf shareholders may incur as a result of the merger.

Response: The Company acknowledges the Staff’s comment. Under the Merger Agreement, the exchange ratio is defined such that, in the absence of application, under limited

JONES DAY

Securities and Exchange Commission

October 18, 2012

circumstances, of the top-up provision described in the Amended Preliminary Proxy Statement, pre-Merger Splitco shareholders will receive in the aggregate the greater of 35.2 million shares of Company common stock and that number of shares of Company common stock that is equal to 50.5% of the post-Merger Company common stock outstanding.

While the Company views it as unlikely, if application of the top-up provision were necessary to achieve the desired tax consequences to PPG and its shareholders of the Transactions, then Splitco shareholders would own more than 50.5% of the post-Merger company and more than 35.2 million shares of Company common stock. In order to achieve the desired tax consequences in the Transactions, Splitco shareholders must receive at least 50.5% of the Company common stock with respect to qualified shares of Splitco common stock, which generally are shares not acquired directly or indirectly pursuant to the plan (or series of related transactions) which includes the split-off (within the meaning of Section 355(e) of the Code). For example, if a significant shareholder were to acquire PPG shares in contemplation of the split-off and Merger, the acquisition could result in outstanding shares of PPG and Splitco not being qualified. In this case, while 50.5% of the outstanding shares of Company common stock would be held by Splitco shareholders, not all of those shares of Company common stock would have been received with respect to qualified shares of Splitco common stock, so the total number of shares of Company common stock issued to Splitco shareholders would have to be increased. Accordingly, at this time, the Company cannot quantify the number of shares of Company common stock that pre-Merger Splitco shareholders would thereby receive without knowing the circumstances that caused application of the top-up provision and, as a result, knowing how many of the outstanding shares of Splitco common stock are not qualifying shares of Splitco common stock for these tax purposes. There is no cap on the maximum level of dilution to the Company’s stock-holders that could result from application of the top-up provision. Instead, if application of the top-up provision were necessary solely by reason of actions by PPG and its affiliates, then the amount of debt that the Company would be required to assume pursuant to the debt exchange contemplated by the Separation Agreement would be commensurately decreased as described in the Amended Preliminary Proxy Statement. In response to the Staff’s comments, the Company has revised the disclosure on page 7 of the Amended Preliminary Proxy Statement and throughout the Amended Preliminary Proxy Statement to clarify that at this time that the Company cannot quantify the maximum level of dilution to the Company’s stockholders.

Q: How will the Transactions impact the future liquidity and capital resources of Georgia Gulf?, page 7

27.	To help the shareholders better understand the effect that the acquired business will have on the company’s liquidity, please expand your disclosure to address not only the cost synergies you expect to realize as a result of the merger, but also the anticipated short- term and long-term impact that the PPG Chlor-alkali and Derivatives Business may have on the company’s operating results. For instance, it is unclear how much this business will contribute to its cash from operations.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8 of the Amended Preliminary Proxy Statement and throughout the Amended Preliminary Proxy Statement to include additional disclosure regarding the cost synergies, including detail of the $115 million, which consists of approximately $40 million in savings from procurement and logistics synergies, approximately $35 million in savings from operating rate optimization and approximately $40 million in savings from general and administrative efficiencies including reduced overhead, information technology and pension expense savings. The Company has further added disclosure indicating that it expects cash from operations, after the addition of the PPG Chlor-alkali and Derivatives Business and taking into account expected synergies, to be in the range of $350.0 million to $400.0 million for the year ending December 31, 2013.

28.	To the extent possible, please quantify the anticipated one-time transaction related costs Georgia Gulf expects to incur.

Response: In response to the Staff’s comment, the Company has revised its filing to include that the Company expects to incur $25 to $30 million of advisory, legal, accounting and other professional fees related to the Transactions. Additionally, the Company anticipates incurring $30 to $40 million in financing related fees. The Company expects to incur approximately $55 million in transition and integration expenses including consulting professionals’ fees, information technology implementation costs, and relocation and severance costs in order to integrate the business and achieve the targeted synergy levels. In response to the Staff’s comment, the Company has revised its disclosure on page 8 of the Amended Preliminary Proxy Statement and throughout the Amended Preliminary Proxy Statement.

Summary, page 13

The Transactions, page 14

29.	When you discuss the transfer of PPG Chlor-alkali and Derivatives Business to Splitco, your disclosure should also indicate that as a result of the Transactions, Georgia Gulf will also acquire PPG’s interest in PHH, the parties’ joint venture, PPG’s interest in TCI, as well as PPG’s interest in RS Cogen. With respect to the transfer of PPG’s interest in TCI, in an appropriate section of the filing, please expand your disclosure to discuss the significance of TCI to the PPG Chlor-alkali and Derivatives Business, and the circumstances that may prevent such transfer, causing a reduction to the merger consideration. In this regard, we note your “Transfer of the TCI Interests” disclosure on page 150. In addition, please tell us what consideration you have given to including relevant risk factor disclosure.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 93 and 94 of the Amended Preliminary Proxy Statement to address that transfer of PPG’s interests in PHH, TCI and RS Cogen. In addition, the Company has revised that disclosure to also include additional disclosure regarding the significance of TCI and the circumstances that might prevent a transfer of PPG’s interests in TCI. The Company acknowledges the Staff’s comment regarding an additional risk factor and respectfully advises the Staff that it does not believe that the TCI interests are material to the Transactions or to its strategic objectives in pursuing the Transactions, and does not believe that there would be a material adverse impact on the combined business after the consummation of the Merger if the TCI interests were not to be transferred as part of the Transactions.

Risk Factors, page 27

30.	Please either revise or remove the last sentence in the preamble paragraph to ensure that your disclosure covers only risks currently material to your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Amended Preliminary Proxy Statement to remove the last sentence in the preamble paragraph.

Georgia Gulf will incur significant costs related to the consummation of the Transactions…, page 27

31.	To the extent possible, please quantify the “significant” costs Georgia Gulf is expected to incur in connection with the Transactions.

Response: In response to the Staff’s comment, the Company has revised its filing to include that the Company expects to incur $25 to $30 million of advisory, legal, accounting and other professional fees related to the Transaction. Additionally, the Company anticipates incurring $30 to $40 million in financing related fees. The Company expects to incur approximately $55 million in transition and integration expenses including consulting professionals’ fees, information technology implementation costs, and relocation and severance costs in order to integrate the business and achieve its targeted synergy levels. In response to the Staff’s comment, the Company has revised the relevant risk factor on page 29 of the Amended Preliminary Proxy Statement.

Georgia Gulf will assume certain material pension and post-retirement welfare benefits…, page 28

32.	To the extent possible, please disclose the amount of estimated near-term pension and health obligations.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Amended Preliminary Proxy Statement to include additional disclosure regarding pension and health obligations.

33.	We note that, in addition to the retirement related liabilities to be assumed by Georgia Gulf in the merger, Georgia Gulf will carry a significant amount of goodwill in its balance sheet. Please tell us what consideration you have given to including risk factor disclosure related to goodwill.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Amended Preliminary Proxy Statement to include the relevant risk factor.

Georgia Gulf’s business, financial condition and results of operations may be adversely affected following the Transactions…, page 30

34.	We note disclosure that third party consents are required to assign certain contracts from PPG to Splitco. Please expand your disclosure to discuss the impact that the loss of a contract due to failure to obtain a third party’s consent may have on the acquired business. To the extent material, please discuss the consideration that the board gave to the potential risk of losing contracts material to the business and the overall impact that the merger may have on the acquired business’ customer base, as part of the “Georgia Gulf’s Reasons for the Transactions” disclosure on page 98.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Amended Preliminary Proxy Statement to discuss the impact of the failure to obtain a third party’s consent on the PPG Chlor-alkali and Derivatives Business. In addition, the Company respectfully advises the Staff that the failure to obtain one or more third party consents was not a material consideration of the Company’s board of directors in connection with its review of the Transactions.

Georgia Gulf’s operations and assets are and will continue to be subject to extensive environmental, health and safety laws…, page 35

35.	We note disclosure in the third paragraph of the “Regulatory and Environmental Matters” discussion on page 60 stating that a final decision related to the ORSANCO matter “could materially impair the ability of the PPG Chlor-alkali and Derivatives Business to operate its Natrium, West Virginia facility.” We also note disclosure in the fifth paragraph related to significant capital expenditures tied to future compliance with USEPA proposed Boiler MACT regulations. Please expand your risk factor disclosure to encompass these risks.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 37 through 39 of the Amended Preliminary Proxy Statement to expand the risk factor disclosure.

36.	We note disclosure in the last paragraph on page 61 that as of June 30, 2012, the PPG Chlor-alkali and Derivatives Business had reserves for environmental contingencies totaling $33 million. Please quantify your disclosure here accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Amended Preliminary Proxy Statement to quantify the reserves for environmental contingencies.

Information About the Special Meeting, page 45

Solicitation of Proxies, page 47

37.	You indicate that Georgia Gulf directors, officers and employees may solicit proxies in person, by telephone or other electronic means. Specify the means by which these persons may solicit electronically. Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. See Exchange Act Rules 14a-6(b) and (c). Please confirm your understanding in the response letter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Amended Preliminary Proxy Statement to specify the means by which directors, officers and employees of the Company may solicit proxies electronically. The Company confirms its understanding that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A pursuant to Rules 14a-6(b) and (c) of the Exchange Act.

Information on Georgia Gulf, page 51

Georgia Gulf’s Business After the Transactions, page 51

38.	To help shareholders objectively evaluate Georgia Gulf’s business post-merger, please quantify, to the extent possible, seemingly subjective disclosure related, for example, to the “significant” increase of the company’s chlorine and caustic production flexibility and capacity, or the assumption of “substantial” tax-qualified and non-tax-qualified pension obligations. Please note that these examples are not meant to be exclusive.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 55 through 57 of the Amended Preliminary Proxy Statement to quantify relevant disclosure related to the Company’s business after the Transactions.

Information on the PPG Chlor-Alkali and Derivatives Business, page 57

Raw Materials and Energy, page 59

39.	With a view towards disclosure, please tell us whether you anticipate that similar sources of supply to raw materials critical to PPG Chlor-Alkali and Derivatives Business will be available to you following consummation of the Transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Amended Preliminary Proxy Statement to clarify that similar sources of supply of raw materials critical to the PPG Chlor-alkali and Derivatives Business are expected to be available following the consummation of the Transactions.

Seasonality, page 59

40.	Please expand disclosure to discuss the historical impact that the fixed ratio of chlorine/caustic soda production has had on PPG Chlor-alkali and Derivatives Business’s results of operations due to constrains in manufacturing capacity and/or ability to sell the co-product. To the extent necessary, please consider adding relevant risk factor disclosure.

Response: Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Amended Preliminary Proxy Statement to provide the requested disclosure and has also revised the relevant risk factor on pages 35 and 36 of the Amended Preliminary Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the PPG Chlor-Alkali and Derivatives Business, page 60

Separation of the PPG Chlor-alkali and Derivatives Business from PPG Industries, Inc., page 64

41.	Please supplement your disclosure by describing what a “Reverse Morris Trust transaction” is, identifying also the aspects of the structure that render it “tax efficient.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amended Preliminary Proxy Statement to clarify the description of a Reverse Morris Trust and remove the reference to “tax efficient.”

JONES DAY

Securities and Exchange Commission

October 18, 2012

Liquidity and Capital Resources, page 68

Performance Overview, pages 66

42.	We note your disclosure in the second paragraph relating to the adverse effect that higher manufacturing and maintenance costs, as well as the lower capacity utilization due to unplanned production outages, had on the results of operations. Please revise your disclosure to explain the underlying reasons behind the higher manufacturing costs, as well as the circumstances surrounding the unplanned outages, describing also how long these outages lasted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Amended Preliminary Proxy Statement to provide the relevant disclosure.

The Transactions, page 89

Background of the Transactions, page 93

43.	We note your statement about Georgia Gulf’s and PPG’s long-standing commercial relationship. In an appropriate section of the filing please consider providing shareholders with additional insight into the parties’ past and current business arrangements. Refer also to the requirements of Item 14(b)(7) of Schedule 14A and Item 1011(a)(1) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 of the Amended Preliminary Proxy Statement to provide additional disclosure regarding the Company’s and PPG’s past and current business arrangements.

44.	Please refer to disclosure in the second paragraph. Please supplement your disclosure to explain why the Reverse Morris Trust structure was selected by the parties as the most advantages in achieving both parties’ strategic objectives.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amended Preliminary Proxy Statement to explain why the Reverse Morris Trust structure was selected by the parties as the most advantageous in achieving both parties’ strategic objectives.

45.	Please provide some context to your disclosure in the third paragraph to help shareholders better understand why integration into chlorine supply represented a principal strategic objective for Georgia Gulf.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99 of the Amended Preliminary Proxy Statement to provide context relating to why integration into chlorine supply represented a principal strategic objective for the Company.

46.	Please enhance your disclosure by providing some insight into any discussions, meetings, or other strategic step taken by the parties following the execution of the confidential agreement in May of 2010 which ultimately resulted in Georgia Gulf’s publicly announcing its goal to substantially augment its access to chlorine supply.

Response: In response to the Staff’s comment, the Company has revised page 98 of the Amended Preliminary Proxy Statement to enhance the disclosure relating to the time period following the execution of the confidentiality agreement in May 2010.

47.	Your disclosure throughout this section should describe in sufficient detail who initiated contact among the parties, the dates when the meetings took place, the material issues discussed and the positions taken by the parties at each meeting. In this regard, we note, for example, that disclosure in the last paragraph on page 93 regarding the meetings which took place between August and October 2011 between the CEOs of the two companies is rather broad.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amended Preliminary Proxy Statement to provide additional detail regarding the meetings which took place between August and October 2011 between the CEOs of the two companies.

48.	Refer to your disclosure in the first paragraph on page 94. Please disclose what other potential opportunities and strategic alternatives the board considered and why it determined that a business combination with PPG through a Reverse Morris Trust Acquisition presented a better strategic alternative and provided a greater value for Georgia Gulf and its stockholders. We note that during the February 29, April 16, 25 and 27, 2012 meetings the board continued to discuss other possible transactions to enhance Georgia Gulf’s integration into the chlorine business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 99 through 101 of the Amended Preliminary Proxy Statement to provide additional disclosure regarding these potential opportunities and strategic alternatives.

49.	Please refer to disclosure in the first full paragraph on page 96. In light of the contemplated Transactions, please explain the significance of requiring Georgia Gulf not to terminate the existing chlorine supply agreement prior to the end of 2016.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Amended Preliminary Proxy Statement to explain the significance of requiring the Company not to terminate the existing chlorine supply agreement prior to the end of 2016.

50.	Please enhance your discussion on page 97 relating to the negotiation of the material terms of the transaction agreements. Please explain how the parties arrived at the exchange ratio, the upper limit in the number of Splitco shares to be issued in the exchange, the termination fee, and the other material terms to the transaction documents.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 103 of the Amended Preliminary Proxy Statement relating to the negotiation of the material terms of the transaction agreements.

Georgia Gulf’s Reasons for the Transactions, page 98

51.	With respect to each of the factors considered, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

Response: As disclosed, the Company’s board of directors did not quantify, rank, or otherwise assign relative weights to the specific factors it considered. In addition, as also disclosed, individual directors may have given different weight to various factors. Nevertheless, in response to the Staff’s comment, the disclosure on pages 104 through 106 of the Amended Preliminary Proxy Statement has been revised to provide additional detail regarding the factors previously identified in the Company’s disclosure as those considered by the board of directors to be positive and negative.

52.	Please identify the basis for the board’s expectation that after the Transactions, Georgia Gulf will achieve annualized cost synergies of $115 million within the first two years of the merger. Please revise your disclosure to provide context to these estimated costs savings, by demonstrating how the vertical integration will enable the company to optimize its operating rates, procure more favorably raw materials and achieve freight and logistics optimization.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 106 of the Amended Preliminary Proxy Statement to include additional disclosure regarding the cost synergies, including detail of the $115 million that includes approximately $40 million from procurement and logistics synergies, approximately $35 million from operating rate optimization and approximately $40 million in general and administrative efficiencies including reduced overhead, information technology and pension expense savings.

JONES DAY

Securities and Exchange Commission

October 18, 2012

53.	Please also discuss the basis giving rise to management’s expectation that the Transactions will be accretive to Georgia Gulf’s future earnings “from day one.” In this regard we note comments made by the company’s CEO during an investor conference call hosted by both Georgia Gulf and PPG (see Rule 425 communication filed on July 19, 2012).

Response: The referenced statement made by the Company’s CEO on July 19, 2012 specifically refers to Slide 17 of the related investor presentation that was filed as Exhibit 99.2 to the Company’s Form 8-K filed on July 18, 2012. That slide illustrates that the results of operations of the PPG Chlor-alkali and Derivatives Business, when combined with the Company, will generate an increase in free cash flow and a decrease in leverage relative to the Company on a standalone basis. As a result, the combination will be accretive to (i.e., will increase) earnings per share for the Company’s stockholders beginning immediately after the completion of the Merger.

In response to the Staff’s comment, the Company has added disclosure to the applicable factor on page 105 of the Amended Preliminary Proxy Statement to note the accretive effect of the anticipated enhanced cash from the Transactions.

54.	We note two employee-related Rule 425 communications filed on July 19, 2012 and August 1, 2012, respectively. The communications include statements such as the company is expected to be “the 3rd largest chlorine producer in North America,” and that merging with PPG’s chlor-alkali and derivatives business would render the company “entirely independent of [its] chlorine needs.” Please provide the bases for making these statements and ensure that all Rule 425 communications and other soliciting materials are consistent with the disclosures contained in this filing.

Response: The Company acknowledges the Staff’s comment and confirms for the Staff that future Rule 425 communications and other soliciting materials issued and filed by the Company will be consistent with the disclosures contained in the Amended Registration Statement and Amended Preliminary Proxy Statement.

In response to the Staff’s comment, the Company respectfully advises the Staff that the statements in the above-referenced Rule 425 communications were based on the research reports of IHS, Inc. (formerly known as Chemical Market Associates, Inc.), an independent third party consultant whose studies and reports are publicly available for free or on a subscription fee basis and are widely utilized by industry participants, which reports include projections of chlorine and caustic production for leading industry participants, including the Company and PPG. These reports were not commissioned by the Company for use in the Amended Registration Statement and Amended Preliminary Proxy Statement.

JONES DAY

Securities and Exchange Commission

October 18, 2012

55.	Please discuss how the 2009 recapitalization, which was necessitated by the deteriorating market conditions and the company’s significant debt, $1.5 billion of which was incurred in connection with the 2006 acquisition of Royal Group, affected the board’s decision to pursue a transaction with PPG which will in turn substantially increase the company’s indebtedness.

Response: The Company respectfully advises the Staff that, as indicated in the disclosure under the section entitled “Background of the Transactions” of the Amended Preliminary Proxy Statement, in connection with the Company’s equity-for-debt exchange, the Company’s board of directors was reconstituted with the addition of new directors comprising a majority of the Company’s board of directors. Following those events, in early 2010 the newly constituted board of directors, together with the Company’s management, conducted an extensive review of the Company’s businesses and strategic opportunities. As a result of that review, enhancing the Company’s vertical integration as a chlorine supplier emerged as a key strategic objective. The proposed transaction involving the PPG Chlor-alkali and Derivatives Business furthers that strategic objective. However, the recapitalization that the Company undertook in 2009 did not have any impact on the board of directors’ decision to pursue the pending transaction. In fact, and as is noted in a number of the Company’s publicly available disclosure documents and statements, the Transactions strengthen the Company’s cash flow and actually results in a decrease in the Company’s leverage in light of the significantly larger scale of the combined company.

56.	With respect to the discounted cash flow analyses performed by each financial advisor, please disclose how they determined the multiples of enterprise value, the perpetuity growth rates, and with respect to Houlihan Lokey’s opinion, the discount rates. To assist an understanding of how the financial advisors arrived at the disclosed implied values, please revise the disclosure to provide additional information about the underlying data used to calculate the implied values. For example, disclose whether there were high, low, average or median values calculated and present the information in a tabular format.

Response: The disclosure appearing on pages 112, 120 and 121 of the Amended Preliminary Proxy Statement has been revised to the extent applicable in response to the Staff’s comment.

57.	Please clarify and, if necessary, reconcile the reference to “limitations upon the review undertaken by Barclays in rendering its opinion” with the statement that “no limitations were imposed by Georgia Gulf’s board of directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.”

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the latter statement is intended to refer to the fact that the Company’s board of directors did not set any limitations on Barclays in conducting its analysis prior to rendering its opinion. The former statement explains that there are inherent limitations to the review conducted in connection with a financial advisor’s opinion. For example, an analysis conducted in connection with a fairness opinion typically does not include a physical inspection of the properties and facilities of the relevant companies, and Barclays did not conduct a physical inspection of the properties and facilities of the Company, PPG or Splitco.

58.	Please enhance your discussion to clarify the apparent inconsistency between the statement that Barclays opinion does not in any manner address, Georgia Gulf’s underlying business decision to proceed with or effect the Transactions with the bullet point discussion that Barclays reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the PPG Chlor-alkali and Derivatives Business.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that that the two statements are not inconsistent. The Company’s board of directors engaged Barclays to provide it with an opinion regarding whether the exchange ratio in the Merger is fair, from a financial point of view, to the Company. As part of the analysis Barclays conducted in connection with issuing its opinion, Barclays reviewed, among other things, financial and operating information with respect to the business, operations and prospects of the PPG Chlor-alkali and Derivatives Business. However, Barclays was not engaged to provide, and it did not provide, the Company’s board of directors with advice regarding whether the Company should proceed with the transaction. Determining whether to pursue the transaction was a decision made by the Company’s board of directors.

Selected Comparable Company Analysis, page 103

Selected Precedent Transaction Analysis, page 104

59.	Please enhance disclosure of the criteria used in selecting the comparable companies and transactions. For example, was the size of the companies or the Reverse Morris Trust structure a requirement in selecting comparable companies or comparable transactions? Please advise as to whether any companies or transactions meeting the selection criteria were excluded from the analysis. To the extent applicable, please address this comment also with respect to Houlihan Lokey’s opinion.

Response: With respect to the portion of the Staff’s comment to enhance disclosure of the criteria used in selecting the companies and transactions, the Company believes the disclosure includes the selection criteria (i.e., the industry involved for the selected companies and transactions); however, in light of the Staff’s comment, the disclosure appearing on pages 110, 111, 118, 119 and 120 of the Amended Preliminary Proxy Statement has been clarified in this regard.

JONES DAY

Securities and Exchange Commission

October 18, 2012

With respect to the portion of the Staff’s comment to advise as to whether any companies or transactions meeting the selection criteria were excluded from the analysis, the Company supplementally notes for the Staff that, in its selected companies and selected transactions analyses, neither Barclays nor Houlihan Lokey specifically excluded companies or transactions that it identified as relevant based on its professional judgment and satisfying its selection criteria.

General, page 106

60.	Please disclose the compensation that Barclays received for services provided to the company during the past two years in accordance with Item 1015(b)(4) of Regulation M-A, as well as the compensation Barclays is expected to receive in connection with the contemplated debt financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Amended Preliminary Proxy Statement to include the fees received by Barclays during the past two years. The Company believes that the revised disclosure is in compliance with the requirements of Item 1015(b)(4) of Regulation M-A.

Houlihan Lokey Financial Advisors, Inc., page 107

61.	The last paragraph on page 110 contains language that appears to limit the extent to which shareholders are entitled to rely on your disclosure: “[t]his summary is not a complete description of Houlihan Lokey’s opinion or the financial analyses performed and factors considered.” While appropriate disclaimers concerning the nature of a summary are permitted, please revise to remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion’s findings.

Response: The disclosure appearing on page 117 of the Amended Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Miscellaneous, page 114

62.	Please clarify your disclosure related to services that Houlihan Lokey has performed for Georgia Gulf in the past, and revise your disclosure to provide all required Item 1015(b)(4) of Regulation M-A disclosure.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Response: The disclosure appearing on page 121 of the Amended Preliminary Proxy Statement has been revised in response to the Staff’s comment.

The Distribution, page 117

63.	Please disclose whether there are any limits to Georgia Gulf’s indemnification obligations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 124 and 125 of the Amended Preliminary Proxy Statement to delete the reference to limitations to the Company’s indemnification obligations.

The Merger Agreement, page 120

64.	Please note that disclosure stating that the representations and warranties contained in the merger agreement were made solely for the benefit of the other parties to the agreement and that shareholders should not rely on the representations and warranties as characterizations of the actual state of facts suggests that the agreement does not constitute public disclosure under the federal securities laws of the United States. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties. Please revise your disclosure to remove such implication.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Amended Preliminary Proxy Statement to remove the implication noted by the Staff.

Closing; Effective Time, page 120

65.	With respect to a closing taking place pursuant to the conditions set forth in clause (a), please clarify which party will provide the three business days’ prior notice.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Amended Preliminary Proxy Statement to clarify that the Company will provide this notice.

Merger Consideration, page 121

66.

Since the Distribution Tax Opinion is a condition to the consummation of the Transactions, please clarify whether the circumstances giving rise to your disclosure in the second paragraph contemplate waiver of such condition precedent to the merger being consummated. In addition, with a view towards disclosure, please explain whether

JONES DAY

Securities and Exchange Commission

October 18, 2012

the number of shares of Georgia Gulf shares issuable to the Splitco stockholders may be increased over the 35.2 million shares anticipated to be issued in the merger if the top-up provisions are triggered. We may have additional comments following the review of your disclosure.

Response: The Company and PPG do not anticipate waiving the condition requiring the delivery of a Distribution Tax Opinion. If the Distribution Tax Opinion cannot be delivered by counsel because Splitco shareholders would not receive in the Merger (before application of the top up provision) at least 50.5% of the Company common stock with respect to qualified shares of Splitco common stock, the application of the top-up provision in the Merger Agreement described in the Company’s response to comment 26 would make it possible for the Distribution Tax Opinion to be delivered by counsel, as the issuance of additional shares of the Company common stock pursuant to such provision would remove the impediment to rendering such opinion. In response to the Staff’s comment, the Company has revised disclosure on pages 128 and 129 of the Amended Preliminary Proxy Statement to clarify that the application of the top-up provision in the Merger Agreement would make it possible for the delivery of the Distribution Tax Opinion.

Conditions to the Merger, page 139

67.	On page 140 you disclose that Georgia Gulf’s obligation to effect the merger is subject to the satisfaction or waiver of, among other things, the achievement of certain income before income taxes of the PPG Chlor-Alkali and Derivatives Business. Please disclose here or in a relevant section of the filing what these income targets are.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 148 of the Amended Preliminary Proxy Statement to disclose these income targets.

Debt Financing, page 155

PPG Bridge Facility, page 157

68.	Please clarify whether an increase in the PPG Bridge Facility due to the tax basis of the PPG Chlor-alkali and Derivatives Business, would result in an increase of the Splitco Debt Securities. If so, please revise your disclosure accordingly. To the extent there is a cap to the amount of the PPG Bridge Facility regardless of the tax basis, or the amount of the Splitco Debt Securities to be issued, so disclose.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 165 of the Amended Preliminary Proxy Statement to include additional detail on how the amount of the Debt Securities can be increased or decreased, as well as the maximum cap on the size of the PPG Bridge Facility and the Debt Securities.

JONES DAY

Securities and Exchange Commission

October 18, 2012

Exchange Loans and Exchange Notes, page 158

69.	Please revise your disclosure to describe the material differences between these two debt instruments. Please supplement your disclosure by identifying the party who will make the determination as to whether Exchange Loans or Exchange Notes would be exchangeable for the PPG Debt, and any material implications resulting from such determination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 167 of the Amended Preliminary Proxy Statement to clarify that the two debt instruments have substantially similar terms, and identifying the party who will make the determination as to whether the Exchange Loans or Exchange Notes would be exchangeable for the PPG Debt, and any material implications resulting from such determination.

*            *             *            *

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (404) 581-8573 or, in my absence, Joel T. May at (404) 581-8967.

Very truly yours,

/s/ Mark L. Hanson

Mark L. Hanson

Enclosures

cc:	Paul D. Carrico, Georgia Gulf Corporation

Gregory C. Thompson, Georgia Gulf Corporation

Timothy Mann, Jr., Georgia Gulf Corporation

John E. Zamer, Jones Day

Joel T. May, Jones Day

Michael H. McGarry, Eagle Spinco Inc.

Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz